

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

February 2, 2006

Mr. Donald R. Willoughby
Chief Financial Officer
Getty Copper Inc.
1000 Austin Avenue
Coquitlam, British Columbia V3K 3PI

> **Re:** **Getty Copper Inc.**
> **Form 20-F for the Fiscal Year Ended December 31, 2004**
> **Filed August 23, 2005**
> **Form 20-F/A for the Fiscal Year Ended December 31, 2004**
> **Filed December 14, 2005 and January 26, 2006**
> **File No. 000-29578**

Dear Mr. Willoughby:

We have completed our review of your 2004 Form 20-F and related amendments and do not, at this time, have any further comments.

Sincerely,

Karl Hiller
Branch Chief